EHIBIT 6
                                                                  Code of Ethics

                             Petrofund Energy Trust
                                    Form 40-F

Petrofund Energy Trust has adopted a code of ethics that applies to the President and Chief Executive Officer and Senior Vice-President and Chief Financial Officer. There has been no revision or wavier to such code of ethics. The code of ethics has been posted on the on the Trust's website at www.petrofund.ca.